EXHIBIT 99.1

Hydro Joins New Alumina Project in Brazil

OSLO, Norway, July 23, 2007 (PRIME NEWSWIRE) -- Hydro and Brazilian mining company CVRD have signed an agreement to develop a new alumina refinery in northern Brazil, strengthening Hydro's future alumina supply. Hydro will hold a 20-percent share in the refinery.

The new refinery will be located close to Belem in the state of Para, approximately 5 km from Alunorte, the world's largest alumina refinery, owned 57 percent by CVRD and 34 percent by Hydro. The new plant is to be developed in four stages, each of 1.85 mill tons per year of alumina production and with a final output of 7.4 mill tons per year.

"Participation in the new refinery project is an important element of Hydro's strategy to expand our global primary aluminium and raw materials production," said Hydro President and Chief Executive Officer Eivind Reiten. "We will grow our upstream aluminium activities with a focus on alumina and primary aluminium, in parts of the world with access to natural resources on competitive terms."

Investment cost in the first stage for the total project is preliminary estimated at US$1.5 billion.

Construction is expected to begin mid 2008, following an anticipated final build decision in first quarter next year. Production start-up is scheduled for the first half of 2011, and the plan calls for a staged development of the remaining capacity increases. Hydro will have the right to participate with the same share in all future expansions.

Bauxite for the new refinery will be delivered by CVRD from its operation in Paragominas, in Para, through capacity in the existing bauxite slurry pipeline, currently partly supplying Alunorte.

Hydro recently announced the decision to go ahead with the construction of the Qatalum primary aluminium plant in Qatar which will have an initial annual capacity of 585,000 tons of primary aluminium and reach full production in 2010.

Hydro participates in the third expansion of Alunorte, which will reach total annual production capacity of approximately 6.5 million tons. This expansion, combined with a full ramp up of Qatalum, provides Hydro with an equity coverage in excess of 70 percent alumina. The new alumina refinery in Brazil will be an important element in strengthening Hydro's equity position and facilitates further expansion in primary aluminium, including the possible doubling of capacity in Qatalum.

"The agreement confirms the close and lasting partnership between Hydro and CVRD, which began in 2000 by Hydro acquiring a strategic stake in Alunorte. These steps we take to reposition Hydro's aluminium and alumina portfolio will further strengthen our competitive position," Reiten said.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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